Mail Stop 3010

August 5, 2009

Mr. Michael Gilligan
Principal Financial Officer
DB Commodity Services LLC
60 Wall Street
New York, NY 10005

> **Re:** **Powershares DB Commodity Index Tracking Fund**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 1-32726**
>
> **DB Commodity Index Tracking Master Fund**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 1-32727**

Dear Mr. Gilligan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 60

1. Please revise to provide disclosure regarding the disclosure controls and procedures and internal control over financial reporting for the Master Fund. We note that the Master Fund is a separate registrant for purposes of reporting under the Exchange Act. Provide similar disclosure regarding disclosure controls and procedures in Item 4 of your quarterly reports on Form 10-Q.

Financial Statements

General

2. Please tell us how you have complied with Article 3 of Regulation S-X to provide separate financial statements for the Fund and Master Fund, as each are considered separate registrants.

Consolidated Statements of Income and Expenses, page 44

3. Please revise your statement to present your Net income (loss) on a per-share basis. Please refer to SFAS 128 and SAB Topic 4.F. In addition, please revise your Selected Financial Data on page 19 to disclose this information as well.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

4. We note that you have included the title of the certifying individual when identifying such individual at the beginning of the certification. As your certifications must be signed in a personal capacity, please confirm to us that in future filings your certifications will exclude the title of the certifying individual from the opening sentence. Please also ensure that the certifications of your current principal executive and financial officers are in the exact form set forth in Item 601(b)(31) of Regulation S-K.

5. We note that you have provided certifications relating only to PowerShares DB Commodity Index Tracking Fund. Considering that the Master Fund is a separate registrant for purposes of reporting under the 1934 Act, you should also provide certifications relating to that registrant. Please amend your 10-K and all subsequent 10-Qs to include the appropriate certifications.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief